UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2014

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.

(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.

(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Highlights

o Total accesses reached 92.6 million in the quarter (+0.9% q-o-q), of which 77.2 million in the mobile business and 15.3 million in the fixed-line business;

o    Fixed voice accesses recorded quarterly growth of 123 thousand accesses in 4Q13, with the FWT technology having recorded 165 thousand net additions in the period;

o    Fixed broadband net gain records 39 thousand accesses in 4Q13, growing specially in FTTH, which accesses base reached 204 thousand customers in 2013;

o Increased quarterly growth in TV accesses, +52 thousand accesses or +8.9% q-o-q, driven by the additions in DTH and IPTV;

o    Consistentleadership in higher revenue mobile segments, with acceleration in the postpaid accesses growth (+26.0% y-o-y in 4Q13 over +23.3% y-o-y in 3Q13) and new record of net additions reaching 1,555 thousand in the quarter;

o    Strong improve in the customer mix with 30.7% of the accesses base in the postpaid segment, +1.8 p.p. over 3Q13;

o    Mobile ARPU recorded annual growth of 4.5% in 2013, stimulated by the growth in Data ARPU, +19.8% in the same period;

o    Total Net Revenue recorded, in the quarter, growth of +5.1% q-o-q and +2.4% y-o-y in the year;

o    Mobile Services Revenue recorded variation of +5.3% y-o-y in the quarter and of +6.1% year-to-date compared to 2012. Excluding the effect of the MTR reduction in April/13, the variation in the quarter would be of +7.1% y-o-y in relation to 4Q12;

o     Data and VAS Revenue already account for 32.4% of the Mobile Services Revenue, leveraged by the growth of the mobile internet revenue, which increased by 35.1% y-o-y in 4Q13;

o     Recurrent EBITDA in 4Q13 recorded R$ 2.8 billion with EBITDA Margin of 31.2% (+3.6 p.p. q-o-q) in the period. In 2013 the Recurrent EBITDA Margin was 30.4% (-3.7 p.p. y-o-y);

o    Investments of R$ 6.0 billion in the year (of which R$ 451 million referring to license upgrade), with focus on quality assurance, 4G coverage and fiber;

o    Interest on own capital and Dividends, declared over 2013 income, recorded R$ 3.5 billion, resulting in a payout of 95% on profit for the period.

CEO’s Comments

“Our industry is substantially changing worldwide, consolidation is already happening, data demand is booming, services are maturing and new technologic cycles are becoming more and more capex intensive.

MTR cut, new spectrum auctions, high competitiveness and regulatory issues are among the challenges we have this year.

Besides chasing efficiency in everything we do, we intend to optimize our investment model focusing on technologies that will differentiate us in the market.

Fiber and 4G, the right service and price mix and solid partnerships will improve our returns on capital and increase our value generation.

We are proud to have captured 2/3 of the market growth in mobile revenues this year and to continue to lead in satisfaction and quality indicators from ANATEL. This is showing that we are executing well our strategy having quality as one of our key drivers.

I am confident that we are ahead of our competitors and in the right path to deliver strong results for our shareholders.”

Paulo Cesar Teixeira - CEO

HIGHLIGHTS

Consolidated in R$ million	4Q13	3Q13	∆%	4Q12	∆%	2013	2012	∆%

Net Operating Revenues	9,056.7	8,618.2	5.1	8,907.4	1.7	34,721.9	33,919.7	2.4

Net Operating Services Revenues	8,733.1	8,317.7	5.0	8,559.1	2.0	33,410.8	32,958.9	1.4

Net operating mobile revenues	5,762.7	5,438.7	6.0	5,474.3	5.3	21,691.1	20,436.7	6.1
Net operating fixed revenues	2,970.4	2,879.0	3.2	3,084.8	(3.7)	11,719.7	12,522.2	(6.4)

Net handset revenues	323.6	300.5	7.7	348.3	(7.1)	1,311.1	960.9	36.4

Recurrent Net Operating Revenues	8,890.9	8,618.2	3.2	8,907.4	(0.2)	34,556.1	33,919.7	1.9

Operating costs	(6,185.5)	(6,236.9)	(0.8)	(5,054.0)	22.4	(24,146.3)	(21,217.0)	13.8
Recurrent Operating costs	(6,112.6)	(6,236.9)	(2.0)	(5,729.7)	6.7	(24,063.2)	(22,359.5)	7.6

EBITDA	2,871.2	2,381.3	20.6	3,853.4	(25.5)	10,575.6	12,702.7	(16.7)
EBITDA Margin %	31.7%	27.6%	4.1 p.p.	43.3%	(11.6) p.p.	30.5%	37.4%	(7.0) p.p.

Recurrent EBITDA	2,778.3	2,381.3	16.7	3,177.7	(12.6)	10,492.9	11,560.2	(9.2)
Recurrent EBITDA Margin %	31.2%	27.6%	3.6 p.p.	35.7%	(4.4) p.p.	30.4%	34.1%	(3.7) p.p.

Net income	1,231.3	760.2	62.0	1,474.3	(16.5)	3,715.9	4,452.2	(16.5)

Capex	2,204.9	1,867.9	18.0	2,845.5	(22.5)	6,033.2	6,117.1	(1.4)

Total accesses (thousand)	92,557	91,712	0.9	91,116	1.6	92,557	91,116	1.6
Total mobile accesses	77,245	76,614	0.8	76,137	1.5	77,245	76,137	1.5
Total fixed accesses	15,312	15,098	1.4	14,978	2.2	15,312	14,978	2.2

Telefônica Brasil S.A. (BM&FBOVESPA: VIVT3 and VIVT4, NYSE: VIV), discloses today its results for the fourth quarter and for the year  of 2013, presented in accordance with the International Financial Reporting Standards (IFRS) and with the pronouncements, interpretations and guidelines provided by the Accounting Pronouncements Committee. Totals are subject to differences due to rounding up or down. Until the second quarter of 2013, the results of the following direct and indirect subsidiaries are consolidated in the Company’s statements: Vivo S.A., Telefônica Data S.A., A. Telecom S.A., Telefônica Sistema de Televisão S.A., Ajato Telecomunicações Ltda., GTR Participações e Empreendimentos S.A., TVA Sul Paraná S.A., Lemontree S.A., Comercial Cabo TV São Paulo S.A., Aliança Atlântica Holding B.V., Companhia AIX de Participações and Companhia ACT de Participações. As from the third quarter of 2013, after the corporate restructuring, Telefônica Data S.A. is the remaining subsidiary consolidated in the Company´s statements.

OPERATING PERFORMANCE

Thousand	4Q13	3Q13	∆%	4Q12	∆%	2013	2012	∆%

Mobile total accesses	77,245	76,614	0.8	76,137	1.5	77,245	76,137	1.5
Postpaid	23,693	22,138	7.0	18,802	26.0	23,693	18,802	26.0
Prepaid	53,552	54,476	(1.7)	57,335	(6.6)	53,552	57,335	(6.6)
Market Share (*)	28.5%	28.6%	(0.1) p.p.	29.1%	(0.6) p.p.	28.5%	29.1%	(0.6) p.p.
Postpaid	39.8%	38.9%	0.9 p.p.	36.9%	2.9 p.p.	39.8%	36.9%	2.9 p.p.
Mobile broadband (modem only)	50.8%	49.6%	1.2 p.p.	47.3%	3.5 p.p.	50.8%	47.3%	3.5 p.p.
Net additions	630	415	52.0	(668)	n.a.	1,108	4,584	(75.8)
Postpaid	1,555	1,453	7.0	848	83.4	4,891	2,687	82.0
Market Share of net additions (*)	22.3%	16.4%	5.8 p.p.	n.a.	n.a.	11.9%	23.4%	(11.5) p.p.
Postpaid	60.0%	64.5%	(4.4) p.p.	37.9%	22.1 p.p.	57.0%	39.1%	17.8 p.p.
Market penetration	136.4%	135.2%	1.2 p.p.	132.7%	3.7 p.p.	136.4%	132.7%	3.7 p.p.
Monthly churn	4.1%	3.9%	0.2 p.p.	4.1%	(0.0) p.p.	3.8%	3.5%	0.3 p.p.
Postpaid	1.5%	1.6%	(0.1) p.p.	1.8%	(0.3) p.p.	1.5%	1.8%	(0.3) p.p.
ARPU (R$/month)	24.8	23.6	5.1	23.9	3.8	23.6	22.6	4.5
Voice ARPU	16.8	16.0	5.2	17.1	(1.7)	16.1	16.4	(1.4)
Data ARPU	8.0	7.7	4.9	6.8	17.5	7.5	6.3	19.8
MOU	134.9	124.8	8.1	122.1	10.4	124.0	114.5	8.3

(*) Source: Anatel.

o  Total accesses registered increase of 1.5% over the fourth quarter of 2012, totaling in the quarter 77,245 thousand accesses. Worthy of mention is the postpaid segment, which grew by 26.0% y-o-y with 23,693 thousand accesses, increasing the postpaid customer mix to 30.7%, an increase of 6.0 p.p. in the annual comparison.

o    Total market share of the quarter presented a slight decrease over 3Q13, reaching 28.5% (-0.6 p.p. y-o-y) due to our restrictive policy in prepaid disconnections, based on profitability criteria. In the postpaid market Telefônica Brasil achieved 60.0% of the net additions of the quarter, recording a market share of 39.8% (+2.9 p.p. y-o-y), reflecting the quality differential presented by the Company. In 4G technology Vivo leads with 41.1% of market share in 4Q13, and reached in February/14, ten months after its launch, the mark of one million clients.

o     Telefônica has continued to lead the market of data cards with 50.8% market share, having increased by 1.2 p.p. over last quarter, recording 3.5 p.p. of growth in 2013. Such growth is mainly leveraged by the differentiated 3G and HSPA+ coverage nationwide.

o     In the machine-to-machine (M2M) market the customer base continued to grow, and recorded the level of 2.4 million customers in December, an increase of 14.1% when compared to the previous quarter.

o     In 4Q13, the mobile net additions recorded 630 thousand accesses, having the postpaid net additions recorded 1,555 thousand accesses, a growth of 83.4% over the same period of last year.

o     ARPU reached R$ 24.8, growing 3.8% over 4Q12, mainly due to the increase in the data revenues resulting from the volume of sales of modems and data plans tied to smartphones. Excluding the regulatory impact, the ARPU would have recorded an annual growth of 5.7% in the period.

o    The prepaid customer base recorded an annual reduction of 6.6% in 2013, while the financial volume of recharges continued to grow in the period (+5.8% y-o-y). The increase in the migration of most active prepaid customers to postpaid plans and the reduction in the economic growth were reflected in the annual evolution of the recharges volume.

NET OPERATING REVENUES

Consolidated in R$ million	4Q13	3Q13	∆%	4Q12	∆%	2013	2012	∆%

Net operating mobile revenues	6,086.3	5,739.2	6.0	5,822.6	4.5	23,002.1	21,397.6	7.5

Net service mobile revenues	5,762.7	5,438.7	6.0	5,474.3	5.3	21,691.1	20,436.7	6.1
Access and Usage	2,891.4	2,863.8	1.0	2,908.1	(0.6)	11,265.5	10,875.8	3.6
Network usage	797.5	786.6	1.4	966.0	(17.4)	3,269.7	3,830.0	(14.6)
Data plus VAS	1,864.3	1,762.1	5.8	1,564.7	19.1	6,877.4	5,648.3	21.8
Messaging P2P	467.8	506.3	(7.6)	527.2	(11.3)	1,973.3	1,921.4	2.7
Internet	1,056.4	955.6	10.5	782.2	35.1	3,740.0	2,825.7	32.4
VAS	340.1	300.2	13.3	255.2	33.2	1,164.1	901.2	29.2
Other services	209.6	26.2	698.6	35.5	490.4	278.4	82.7	236.8
Net handset revenues	323.6	300.5	7.7	348.3	(7.1)	1,311.1	960.9	36.4

Note: In order to better reflect the performance of the integrated Company, the revenues are presented after intercompany. Additionally, the Mobile Net Revenue considers the allocation of long distance revenues per call origination.

Net operating mobile revenues in the quarter recorded a growth of 4.5% in the annual comparison and of 7.5%   y-o-y in the year of 2013, driven by the increased data and VAS revenue. The mobile service revenue grew by 5.3% in the quarter when compared to the same period of last year, stimulated by the ICMS tax credits obtained in 4Q13. In the year-to-date of 2013, the growth recorded was 6.1% over 2012. Excluding the regulatory impact effect, the 4Q13 mobile net service revenue growth would be of 7.1% y-o-y.

Access and usage revenue registered positive evolution of 1.0% compared to 3Q13. In the year-to-date the increase was 3.6% y-o-y. This performance reflects the postpaid customer base increase in the“Vivo Ilimitado”plans, despite the decrease in prepaid recharges evolution.

Network usage revenue of the quarter decreased by 17.4% compared to 4Q12 mainly due to the reduction of the MTR. By normalizing this effect, such reduction would be of 6.8%. In the q-o-q comparison, a growth of 1.4% was recorded.

Data and VAS (Value Added Services) revenue continued to record a good performance in 4Q13, with growth of 19.1% y-o-y. Year 2013 closed with an increase of 21.8% over 2012. This is mainly due to the growth in sales of modems and data packages, in addition to higher mix of smartphones within our customer base. In the quarter, Data and VAS revenue accounted for 32.4% of the net mobile services revenue, an annual growth of 3.8 p.p.. Considering outgoing revenue only, Data and VAS would represent 37.5% in 4Q13.

SMS revenue decreased by 11.3% y-o-y, reflecting the maturity of the service and increased adhesion to SMS, voice and data integrated offers, which add higher value to customers. In the year-to-date a positive growth of 2.7% was recorded over 2012.

Mobile internet revenue maintained high level growth, recording an increase of 35.1% in the y-o-y comparison, accounting for 56.7% of data revenue in 4Q13. This performance is directly driven by the strong growth of postpaid and data accesses, especially the 3G Plus and 4G plans. In the individual pure postpaid customer segment, 75.4% of the customers own smartphones or smartlights.

VAS Revenues increased by 33.2% in the quarter over 4Q12 and 29.2% in 2013 over last year, driven by the education platform, “Vivo Som de Chamada” and “Vivo Segurança Online” services, which maintain significant growth level. Worthy of mention are the launchings of “Vivo Música” and “Vivo Sync”.

Other services revenue recorded R$ 209.6 million due to the recovery of R$ 165.8 million of ICMS taxes, in 4Q13, referring to the taxes paid over invoices later cancelled.

Mobile handset revenue was reduced by 7.1% in relation to the previous year due to a less aggressive subsidy policy, and was accelerated by 36.4% in the year-to-date, reflection of a new level of adhesion to smartphones.

Fixed Line Business

OPERATING PERFORMANCE

Thousand	4Q13	3Q13	∆%	4Q12	∆%	2013	2012	∆%

Fixed voice accesses	10,750	10,627	1.2	10,646	1.0	10,750	10,646	1.0
Residential	7,128	7,033	1.4	7,009	1.7	7,128	7,009	1.7
Corporate	3,029	3,001	0.9	2,921	3.7	3,029	2,921	3.7
Others	593	593	0.1	716	(17.1)	593	716	(17.1)
Fixed broadband	3,922	3,883	1.0	3,733	5.1	3,922	3,733	5.1
Pay TV	641	588	8.9	600	6.8	641	600	6.8
Total fixed accesses	15,312	15,098	1.4	14,978	2.2	15,312	14,978	2.2

% Broadband accesses over fixed voice accesses	36.5%	36.5%	(0.1) p.p.	35.1%	1.4 p.p.	36.5%	35.1%	1.4 p.p.

o     Fixed-line total accesses recorded a growth of 2.2% in relation to the previous year, totaling 15,312 thousand accesses in 4Q13, driven by a better performance in all the fixed services.

o    Fixed voice accesses recorded a growth of 1.2% in the quarter, totaling 10,750 thousand in 4Q13, thus reversing the annual trend of reduction in the fixed voice accesses (1.0% y-o-y in 4Q13 vs. -0.8% y-o-y in 3Q13). Corporate accesses remained with good performance and recorded a growth of 3.7% y-o-y. The quarterly growth in the residential segment is due to the increase of fixed wireless solutions sales with expansion to new cities outside the state of São Paulo, driven by the quality of the product and the strengthening of the sales channel. By the end of 4Q13, the FWT customer base reached 484 thousand accesses, a growth of 52% over last quarter.

o  Fixed broadband accesses recorded 3,922 thousand customers in 4Q13, a growth of 5.1% over last year, with acceleration in the additions at higher speeds. In this respect, around 90% of the additions were above 4 Mbps. The FTTH footprint exceeded 1.9 million HPs in 2013 (1.4 million of real estate units able to be connected*) and the fiber access base already recorded 204 thousand accesses, a growth of 19.4% compared to 3Q13.

o  Pay TV accesses recorded a growth of 8.9% over last quarter recording 641 thousand subscribers at the end of the year, showing a positive reaction after the business expansion efforts were retaken. This result reflects the acceleration of the DTH and IPTV additions.

*Excludes inoperable areas, vacant buildings and homes that do not fit the targeted public of this technology.

NET OPERATING REVENUES

Consolidated in R$ million	4Q13	3Q13	∆%	4Q12	∆%	2013	2012	∆%

Net operating fixed revenue	2,970.4	2,879.0	3.2	3,084.8	(3.7)	11,719.7	12,522.2	(6.4)

Voice and accesses	1,511.1	1,524.9	(0.9)	1,678.2	(10.0)	6,160.3	6,929.1	(11.1)
Interconnection	121.2	118.1	2.6	126.8	(4.4)	460.0	474.7	(3.1)
Data transmission	942.0	904.2	4.2	895.1	5.2	3,650.5	3,562.8	2.5
Pay TV	132.5	123.7	7.1	141.2	(6.2)	491.4	593.9	(17.2)
Other services	263.7	208.2	26.7	243.5	8.3	957.5	961.8	(0.4)

% Data / Net Operating Revenue	31.7%	31.4%	0.3 p.p.	29.0%	2.7 p.p.	31.1%	28.5%	2.7 p.p.

Note: In order to better reflect the performance of the integrated Company, revenues are presented after intercompany. Additionally, the Net Operating Fixed Revenue considers the allocation of long distance revenue per call origination and the allocation of revenues arising from FWT solution (“Vivo Fixo”).

Fixed-line net revenues recorded a quarterly growth of 3.2%, which reflected the selling efforts implemented by the Company along the year. In the annual comparison, it recorded a reduction of 3.7% over 4Q12, mainly due to reduction in fixed voice revenues, besides the fixed to mobile tariff (VC) reduction taken place last April. Excluding this effect, the reduction in the period would be of 2.6%.

Voice and accesses revenue decreased by 10.0% in relation to 4Q12, justified by the fixed to mobile substitution, in addition to regulatory impacts. In the q-o-q comparison, there was a reduction of mere 0.9%, which already demonstrates the positive effect in the performance of the FWT voice solution and of the turn-around efforts in the fixed line business. Excluding the VC reduction, the variation would be of -7.9% y-o-y.

Network usage  revenue decreased by -4.4% when compared to 4Q12, and grew by 2.6% over the previous quarter.

Data revenues grew 5.2% y-o-y and 4.2% over 3Q13. This growth was influenced by the expansion of the fiber customer base, which has a high average monthly fee and already records 204 thousand accesses, besides the corporate business performance, with increasing market participation also outside the state of São Paulo.

In 4Q13, the Pay TV revenue grew by 7.1% in relation to the previous quarter due to the expansion efforts for this business started in 2Q13. In the y-o-y comparison, the reduction of 6.2% was mainly due to the disconnection of MMDS accesses, which was ended in 2Q13.

Other services revenue grew by 8.3% y-o-y reflected by sales of hardware to corporate clients. In the year-to-date, this revenue remained stable in relation to 2012.

Consolidated Operating Costs

Consolidated in R$ million	4Q13	3Q13	∆%	4Q12	∆%	2013	2012	∆%

Operating costs	(6,185.5)	(6,236.9)	(0.8)	(5,054.0)	22.4	(24,146.3)	(21,217.0)	13.8

Personnel	(652.3)	(618.7)	5.4	(563.7)	15.7	(2,531.9)	(2,403.1)	5.4
Costs of services rendered	(2,572.4)	(2,770.1)	(7.1)	(2,538.8)	1.3	(10,637.1)	(10,164.1)	4.7
Interconnection	(932.6)	(1,021.8)	(8.7)	(974.6)	(4.3)	(3,842.3)	(4,012.1)	(4.2)
Taxes and contributions	(421.2)	(411.1)	2.5	(409.2)	2.9	(1,721.4)	(1,809.6)	(4.9)
Third-party services	(856.6)	(961.3)	(10.9)	(832.9)	2.8	(3,581.7)	(3,286.8)	9.0
Others	(362.0)	(375.9)	(3.7)	(322.1)	12.4	(1,491.7)	(1,055.6)	41.3
Cost of goods sold	(527.2)	(508.1)	3.8	(546.4)	(3.5)	(2,117.9)	(1,801.9)	17.5
Selling expenses	(2,059.3)	(1,894.4)	8.7	(1,617.2)	27.3	(7,426.5)	(6,444.4)	15.2
Provision for bad debt	(172.0)	(167.2)	2.9	(146.6)	17.3	(741.3)	(654.3)	13.3
Third-party services	(1,816.7)	(1,661.0)	9.4	(1,386.4)	31.0	(6,397.0)	(5,493.1)	16.5
Others	(70.6)	(66.2)	6.6	(84.2)	(16.2)	(288.2)	(297.0)	(3.0)
General and administrative expenses	(215.3)	(292.5)	(26.4)	(284.3)	(24.3)	(1,049.5)	(1,091.2)	(3.8)
Third-party services	(185.7)	(185.9)	(0.1)	(214.1)	(13.3)	(804.5)	(831.6)	(3.3)
Others	(29.6)	(106.6)	(72.2)	(70.2)	(57.8)	(245.0)	(259.6)	(5.6)
Other net operating revenue (expenses)	(159.0)	(153.1)	3.9	496.4	n.a.	(383.4)	687.7	n.a.

Operating costs recorded R$ 6,185.5 million in 4Q13, without considering depreciation and amortization expenses, having remained almost stable in relation to the previous quarter, and grew by 22.4% in the y-o-y comparison. Such variation is mainly explained by the selling efforts made towards improving the fixed line business performance, the increase in the mobile customer base with focus on value generation, the expansion and maintenance of the network with focus on quality in face of the increase in data traffic, in addition to the non-recurrent sales of towers in 4Q12, which reduced the comparison basis. Excluding the non-recurring effects, costs increase would drop to 6.7% in the y-o-y comparison.

Personnel costs in 4Q13 were impacted by the voluntary dismissal program occurred in October/13 in the amount of R$ 72.9 million. Excluding such non-recurring effect, a reduction of 6.4% would be recorded in the q-o-q comparison, and the increase over 4Q12 would be of only 2.8%. In the year-to-date of 2013, an increase of 5.4% y-o-y was recorded, due to the collective bargaining implemented in January/13.

The cost of services rendered in 4Q13 grew by 1.3% in relation to the same period of last year, partially offset by the reduction in the MTR occurred in April/13. Excluding this effect, the increase would be of 5.0%, mainly due to efforts towards capacity expansion, quality assurance of the mobile network and increased expenses with purchase of TV and mobile contents. In the q-o-q comparison, there was a reduction of 7.1% in these costs, mainly due to reduced interconnection expenses, and increased costs with renting of links in 3Q13, which created a higher comparison base.

The cost of goods sold in 4Q13 decreased by 3.5% in relation to 4Q12, reverting the growth rate recorded in previous quarters, especially due to the less aggressive subsidy policy of the Company.

Selling expenses recorded an increase of 27.3% y-o-y, mainly due to the selling efforts made towards the fixed-line business, focusing on growth, in addition to the increase in the postpaid mobile customer base, supported by a commercial policy focused on value generation. The annual increase in third party services is due to greater expenses with commissioning costs tied to higher data packages adoption, and to the significant volume of new postpaid customers, as well as increased expenses with call center, both for incoming and outgoing calls.

The Provision for bad debt totaled R$ 172.0 million in 4Q13, maintaining the rate of 1.3% of the total gross revenues recorded last quarter. The Company increased its control over the collecting actions and has continued to improve the credit granting procedures to maintain the default levels under control.

General and administrative expenses decreased by 24.3% in 4Q13 when compared to 4Q12, due to the austerity measures adopted by the Company along the year. In the q-o-q comparison the reduction was of 26.4% and in the year-to-date there was a reduction of 3.8% in these expenses.

Other net operating revenues (expenses) recorded expense of R$ 159.0 million in 4Q13 and R$ 383.4 in 2013. The R$ 1,114.2 million revenue coming from the sale of towers in 2012 justifies the growth of R$ 1,071.1 million between the accrued year of 2012 over the year of 2013.

Ebitda

Recurring EBITDA (earnings before interest, taxes, depreciation and amortization) totaled R$ 2,778.3 million in 4Q13, an increase of 16.7% over 3Q13 due to the acceleration of revenues and cost control in the period. The EBITDA Margin reached 31.2%, a q-o-q variation of 3.6 p.p., compared to the adjusted margin of 27.6% in 3Q13. The recurring EBITDA for 2013 recorded R$ 10,492.9 million with recurring EBITDA Margin of 30.4%, 3.7 p.p. less than the margin recorded in 2012.

Depreciation and Amortization

Consolidated in R$ million	4Q13	3Q13	∆%	4Q12	∆%	2013	2012	∆%

EBITDA	2,871.2	2,381.3	20.6	3,853.4	(25.5)	10,575.6	12,702.7	(16.7)

Depreciation and Amortization	(1,429.2)	(1,368.8)	4.4	(1,436.9)	(0.5)	(5,643.3)	(5,491.8)	2.8
Depreciation	(942.2)	(924.7)	1.9	(954.1)	(1.2)	(3,815.2)	(3,674.9)	3.8
Amortization of intangibles (*)	(199.2)	(199.2)	0.0	(199.2)	0.0	(796.8)	(796.8)	0.0
Others amortizations	(287.8)	(244.9)	17.5	(283.6)	1.5	(1,031.3)	(1,020.1)	1.1

EBIT	1,442.0	1,012.5	42.4	2,416.5	(40.3)	4,932.3	7,210.9	(31.6)

(*) Amortization of intangible assets generated by the incorporation of Vivo into Telefônica as of 2Q11.

Depreciation and amortization remained almost stable in the annual comparison and increased by 4.4% over 3Q13. This variation is mainly related to the amortization of the L Band license, accounted as from September 2013, and to a higher level of recent investments already operating in network infrastructure, focused on capacity and quality.

Financial Result

Consolidated in R$ million	4Q13	3Q13	∆%	4Q12	∆%	2013	2012	∆%

Net Financial Income	(83.7)	(41.1)	103.6	(125.3)	(33.2)	(214.8)	(291.2)	(26.2)

Financial Revenues	397.2	600.6	(33.9)	406.9	(2.4)	1,726.8	1,238.9	39.4
Income from Financial Transactions	229.2	209.2	9.6	170.6	34.3	818.8	500.5	63.6
Monetary and exchange variations	114.9	342.6	(66.5)	260.2	(55.8)	762.5	691.1	10.3
Other financial revenues	54.6	48.8	11.9	18.3	198.4	167.0	89.5	86.6
(-) Pis and Cofins taxes	(1.5)	0.0	n.a.	(42.2)	(96.4)	(21.5)	(42.2)	(49.1)
Financial Expenses	(480.9)	(641.7)	(25.1)	(532.2)	(9.6)	(1,941.6)	(1,530.1)	26.9
Financial Expenses	(295.1)	(276.5)	6.7	(279.2)	5.7	(1,011.1)	(890.0)	13.6
Monetary and exchange variations	(185.8)	(365.2)	(49.1)	(253.0)	(26.6)	(930.5)	(640.1)	45.4

In 4Q13, the net financial expenses decreased by R$ 41.6 million when compared to 4Q12, mainly due to the reduced expenses with PIS and Cofins taxes over interest on own capital paid by the Company’s Subsidiaries, as a result of the Societary Consolidation concluded in July 1st 2013.

Net Income

The Net Income of R$ 3,715.9 million in the year-to-date dropped by 16.5% in relation to 2012. The 2012 result, which was impacted by non-recurrent events, had positive effects on the EBITDA, mainly due to the sales of towers and the provision reversal (DER). On the other hand, the 2013 result was impacted by the activation of tax credits in 2Q13 and declaration of IOC.

Capex

Consolidated in R$ million	4Q13	3Q13	4Q12	2013	2012

Network	1,850.6	1,233.8	1,434.6	4,683.3	3,845.8
Technology / Information System	271.2	112.1	169.8	569.5	562.3
Products and Services, Channels, Administrative and others	83.1	71.1	191.1	329.5	659.0
Licenses	0.0	451.0	1,050.0	451.0	1,050.0
Total	2,204.9	1,867.9	2,845.5	6,033.2	6,117.1

Capex ex-licences / Net operating revenue	24.3%	16.4%	20.2%	16.1%	14.9%

The accumulated Capex for 2013 came to R$ 6,033.2 million, 1.4% lower than 2012. Excluding licenses, capex totaled R$ 5,582.3 million, 10.2% above the Operating Capex of 2012. This upwards evolution is mainly explained by the expansion of FTTH in the state of São Paulo, investments in 3G and 4G coverage and in backbone expansion which reached 30 thousand kilometers, besides investments in mobile capacity to sustain quality.

Cash Flow

Consolidated in R$ million	4Q13	3Q13	∆ R$	4Q12	∆ R$	2013	2012	∆ R$

Cash generation provided by operating activities	2,554.9	2,652.8	(97.9)	3,015.6	(460.7)	9,576.2	10,054.0	(477.8)
Cash applied by investing activities	(721.2)	(1,819.2)	1,098.0	(420.0)	(301.2)	(5,543.8)	(3,720.8)	(1,823.0)
Cash flow after investing activities	1,833.7	833.6	1,000.1	2,595.6	(761.9)	4,032.4	6,333.2	(2,300.8)
Cash applied by financing activities	(3,920.0)	17.4	(3,937.4)	(2,142.3)	(1,777.7)	(4,622.0)	(2,089.2)	(2,532.8)
Cash flow after financing activities	(2,086.3)	851.0	(2,937.3)	453.3	(2,539.6)	(589.6)	4,244.0	(4,833.6)
Cash and Equivalents at the beginning	8,630.2	7,779.2	851.0	6,680.2	1,950.0	7,133.5	2,889.5	4,244.0
Cash and Equivalents at the end	6,543.9	8,630.2	(2,086.3)	7,133.5	(589.6)	6,543.9	7,133.5	(589.6)

In the comparison with 3Q13, operating cash generation decreased by R$ 97.9 million, while cash applied in investment activities decreased by R$ 1,098.0 million, due to lower volume of payments to Capex suppliers and redemption of investments granted as guarantee. Therefore, the cash flow after investment activities increased by R$ 1,000.1 million. The cash applied in financing activities recorded an increase of R$ 3,937.4 million, on account of payment of dividends and of IOC occurred last quarter, resulting in a reduction of R$ 2,937.3 million in the cash flow after investment activities.

The operating cash generation in the accrued year dropped by R$ 477.8 million in relation to the same period of last year. Cash applied in investment activities recorded an increase of R$ 1,823.0 million, mainly due to greater volume of payments to Capex suppliers, higher volume of licenses payment to the regulator as well as less proceeds from sales of fixed assets. Thus, the cash flow after investment  activities recorded a consumption of R$ 2,300.8 million in 2013. The cash applied in financing activities recorded variation of R$ 2,532.8 million, mainly due to the higher payments of dividends and IOC, as well as less funding of loans and increased settlement of loans.

Indebtedness

LOANS AND FINANCING (R$ million)

December 2013

Consolidated	Currency	Annual Interest Rate	Due Date	Short-term	Long-term	Total

Local currency
BNDES	UR TJLP	TJLP + 0.0% to 9.0%	Until 2016	776.8	1,665.1	2,441.9
BNDES	R$	2.5% to 8.7%	Until 2020	31.3	140.4	171.7
BNB	R$	10.0%	Until 2016	102.9	122.0	225.0
Debentures	R$	106.0% to 106.8% of CDI	Until 2014	108.2	640.0	748.2
Debentures	R$	IPCA+0.5% to IPCA + 7%	Until 2021	95.4	76.7	172.1
Debentures	R$	100% of CDI + 0.75 spread	Until 2017	60.4	2,000.0	2,060.4
Debentures	R$	100% of CDI + 0.68 spread	Until 2018	22.9	1,300.0	1,322.9
Financial Leases	R$	-	Until 2033	19.3	199.5	218.9
Other	R$	-	Until 2018	0.0	(2.0)	(2.0)
Foreign currency
BEI	US$	4.18% and 4.47%	Until 2015	265.9	619.3	885.2
Resolução 4131	US$	4.10%	Until 2013	0.0	0.0	0.0
BNDES	UMBND	ECM + 2.38%	Until 2019	36.7	468.8	505.5
Mediocrédito Loan	US$	1.75%	Until 2014	3.5	0.0	3.5
Other	US$	-	Until 2015	0.3	0.0	0.3

Total				1,523.7	7,229.8	8,753.6

L.T. OBLIGATIONS		NET FINANCIAL DEBT
(R$ million)
December 2013		Consolidated in R$ million	12/31/13	09/30/13	12/31/12
Year	Amount	Short-term Debt	1,523.7	2,062.5	1,972.3
2015	1,959.6	Long-term Debt	7,229.8	7,150.8	6,028.2
2016	515.2	Total Debt	8,753.6	9,213.3	8,000.5
2017	2,472.1	Cash and cash equivalents	(6,604.1)	(9,104.0)	(7,256.1)
2018	1,807.8	Net derivatives position	(349.9)	(368.3)	(271.3)
After 2019	475.3	Net debt	1,799.6	(259.0)	473.2
Total	7,229.8	Net debt/EBITDA	0.17	(0.02)	0.04

The Company closed 4Q13 with gross debt of R$ 8,753.6 million, 15.9% of which is denominated in foreign currency. The increase of 9.4% in relation to 4Q12 is mainly related to the issue of debentures of R$ 1,300.0 million in April/13.

The net debt totaled R$ 1,799.6 million by the end of 4Q13, representing 0.17 of the EBITDA in the last 12 months. In comparison with 4Q12, the net debt recorded an increase of 309%, mainly explained by higher payments of dividends and IOC in 2013. Foreign exchange exposure of the debt is 100% covered by hedge transactions.

Capital Market

Telefônica Brasil’s common shares (ON) and preferred shares (PN) are traded at the BM&FBOVESPA under ticker symbols VIVT3 and VIVT4, respectively. The Company’s ADRs are traded at the NYSE, under ticker symbol VIV.

VIVT3 and VIVT4 shares closed the year of 2013 at R$ 40.00 and R$ 44.83, respectively recording y-o-y devaluation of 8.4% and 8.5%, versus a drop of 15.5% in the Bovespa Index (Ibovespa). The Company’s ADRs closed the year priced at US$ 19.22, devaluating by 20.2% in the period, in face of the increase in the Dow Jones’s index of 27.6%.

The daily traded volume of VIVT3 and VIVT4 in the quarter averaged R$ 1,010.5 thousand and R$ 48,989.9 thousand, respectively. The daily traded volume of ADR averaged US$ 31,189.8 thousand in the same period.

The table below shows performance of the shares for the year:

Dividends

The Board of Directors approved, in meeting held on December 18, 2013, interest on own capital in the amount of R$ 0.634675 per common share (ON) and R$ 0.698143 per preferred share (PN), totaling R$ 760.0 million. The payment of these interests will start on March 14, 2014 to holders of common and preferred shares of record with the Company by the end of December 30, 2013.

In meeting held on February 25, 2014, the Board of Directors approved, based on the 4Q13 results, that dividends totaling R$ 1,043 million be paid to shareholders of common and preferred shares of record with the Company by the end of March 10th, 2014.

Interest on own capital and dividends declared for 2013, until this moment, totaled R$ 3,527.0 billion, representing R$ 2.945395 per common share (ON) and R$ 3.239934 per preferred share (PN) totaling payout of 95% on the profit for the period. The total of interest on own capital and dividends paid in 2013 was of R$ 4,872.8 billion, resulting in a dividend yield of 10.2%.

2013	Deliberation	Shareholding position	Gross amount (Million Reais)	Net amount (Million Reais)	Shares	Gross amount per share (R$)	Net amount per share (R$)	Payment beginning date
Dividends (based on 2013)	2/25/2014	3/10/2014	1,043.0	1,043.0	ON	0.871008	0.871008	3/27/2014
					PN	0.958109	0.958109
IOC (based on 2013)	12/18/2013	12/30/2013	760.0	646.0	ON	0.634675	0.539474	3/14/2014
					PN	0.698143	0.593421
IOC (based on 2013)	10/18/2013	10/31/2013	538.0	457.3	ON	0.449283	0.381891	11/26/2013
					PN	0.494212	0.420080
Dividends (based on 2013)	10/18/2013	10/31/2013	746.0	746.0	ON	0.622984	0.622984	11/26/2013
					PN	0.685282	0.685282
IOC (based on 2013)	9/19/2013	9/30/2013	220.0	187.0	ON	0.183722	0.156164	11/26/2013
					PN	0.202094	0.171780
IOC (based on 2013)	8/19/2013	8/30/2013	220.0	187.0	ON	0.183722	0.156164	11/26/2013
					PN	0.202094	0.171780
Dividends (based on 2012)	04/16/2013	04/16/2013	1,498.8	1,498.8	ON	1.251620	1.251620	11/26/2013
					PN	1.376782	1.376782
Dividends (based on 2012)	10/1/2013	01/21/2013	1,650.0	1,650.0	ON	1.377914	1.377914	02/18/2013
					PN	1.515705	1.515705

CAPITAL STRUCTURE COMPOSITION

December 31, 2013	Common	Preferred	Total

Controlling Company	350,127,371	480,624,588	830,751,959
	91.76%	64.60%	73.81%
Minority shareholders	31,208,300	261,308,985	292,517,285
	8.18%	35.12%	25.99%
Treasury shares	251,440	2,081,246	2,332,686
	0.07%	0.28%	0.21%
Total number of shares	381,587,111	744,014,819	1,125,601,930

Book Value per share:	R$ 38.19
Subscribed/Paid-in Capital:	R$ 37,798,100	Thousands

INCOME STATEMENT

Consolidated in R$ million	4Q13	3Q13	∆%	4Q12	∆%	2013	2012	∆%

Gross operating revenues	13,357.9	12,923.2	3.4	13,249.2	0.8	51,965.6	50,264.7	3.4

Net Operating Revenues	9,056.7	8,618.2	5.1	8,907.4	1.7	34,721.9	33,919.7	2.4

Mobile	6,086.3	5,739.2	6.0	5,822.6	4.5	23,002.1	21,397.6	7.5
Fixed	2,970.4	2,879.0	3.2	3,084.8	(3.7)	11,719.7	12,522.2	(6.4)

Operating costs	(6,185.5)	(6,236.9)	(0.8)	(5,054.0)	22.4	(24,146.3)	(21,217.0)	13.8

Personnel	(652.3)	(618.7)	5.4	(563.7)	15.7	(2,531.9)	(2,403.1)	5.4
Costs of services rendered	(2,572.4)	(2,770.1)	(7.1)	(2,538.8)	1.3	(10,637.1)	(10,164.1)	4.7
Interconnection	(932.6)	(1,021.8)	(8.7)	(974.6)	(4.3)	(3,842.3)	(4,012.1)	(4.2)
Taxes and contributions	(421.2)	(411.1)	2.5	(409.2)	2.9	(1,721.4)	(1,809.6)	(4.9)
Third-party services	(856.6)	(961.3)	(10.9)	(832.9)	2.8	(3,581.7)	(3,286.8)	9.0
Others	(362.0)	(375.9)	(3.7)	(322.1)	12.4	(1,491.7)	(1,055.6)	41.3
Cost of goods sold	(527.2)	(508.1)	3.8	(546.4)	(3.5)	(2,117.9)	(1,801.9)	17.5
Selling expenses	(2,059.3)	(1,894.4)	8.7	(1,617.2)	27.3	(7,426.5)	(6,444.4)	15.2
Provision for bad debt	(172.0)	(167.2)	2.9	(146.6)	17.3	(741.3)	(654.3)	13.3
Third-party services	(1,816.7)	(1,661.0)	9.4	(1,386.4)	31.0	(6,397.0)	(5,493.1)	16.5
Others	(70.6)	(66.2)	6.6	(84.2)	(16.2)	(288.2)	(297.0)	(3.0)
General and administrative expenses	(215.3)	(292.5)	(26.4)	(284.3)	(24.3)	(1,049.5)	(1,091.2)	(3.8)
Third-party services	(185.7)	(185.9)	(0.1)	(214.1)	(13.3)	(804.5)	(831.6)	(3.3)
Others	(29.6)	(106.6)	(72.2)	(70.2)	(57.8)	(245.0)	(259.6)	(5.6)
Other net operating revenue (expenses)	(159.0)	(153.1)	3.9	496.4	n.a.	(383.4)	687.7	n.a.

EBITDA	2,871.2	2,381.3	20.6	3,853.4	(25.5)	10,575.6	12,702.7	(16.7)
EBITDA Margin %	31.7%	27.6%	4.1 p.p.	43.3%	(11.6) p.p.	30.5%	37.4%	(7.0) p.p.

Depreciation and Amortization	(1,429.2)	(1,368.8)	4.4	(1,436.9)	(0.5)	(5,643.3)	(5,491.8)	2.8
Depreciation	(942.2)	(924.7)	1.9	(954.1)	(1.2)	(3,815.2)	(3,674.9)	3.8
Goodwill amortization	(199.2)	(199.2)	0.0	(199.2)	0.0	(796.8)	(796.8)	0.0
Others amortizations	(287.8)	(244.9)	17.5	(283.6)	1.5	(1,031.3)	(1,020.1)	1.1

EBIT	1,442.0	1,012.5	42.4	2,416.5	(40.3)	4,932.3	7,210.9	(31.6)

Net Financial Income	(83.7)	(41.1)	103.6	(125.3)	(33.2)	(214.8)	(291.2)	(26.2)
Financial Revenues	397.2	600.6	(33.9)	406.9	(2.4)	1,726.8	1,238.9	39.4
Income from Financial Transactions	229.2	209.2	9.6	170.6	34.3	818.8	500.5	63.6
Monetary and exchange variations	114.9	342.6	(66.5)	260.2	(55.8)	762.5	691.1	10.3
Other financial revenues	54.6	48.8	11.9	18.3	198.4	167.0	89.5	86.6
(-) Pis and Cofins taxes	(1.5)	0.0	n.a.	(42.2)	(96.4)	(21.5)	(42.2)	(49.1)
Financial Expenses	(480.9)	(641.7)	(25.1)	(532.2)	(9.6)	(1,941.6)	(1,530.1)	26.9
Financial Expenses	(295.1)	(276.5)	6.7	(279.2)	5.7	(1,011.1)	(890.0)	13.6
Monetary and exchange variations	(185.8)	(365.2)	(49.1)	(253.0)	(26.6)	(930.5)	(640.1)	45.4

Gain (loss) on investments	(50.3)	(2.7)	1,763.0	0.9	n.a.	(55.1)	0.6	n.a.

Taxes	(76.7)	(208.5)	(63.2)	(817.8)	(90.6)	(946.5)	(2,468.1)	(61.7)

Net income	1,231.3	760.2	62.0	1,474.3	(16.5)	3,715.9	4,452.2	(16.5)

BALANCE SHEET

Consolidated in R$ million	12/31/13	12/31/12	∆%

ASSETS	69,541.1	70,251.1	(1.0)

Current assets	15,936.7	16,209.2	(1.7)
Cash and cash equivalents	6,543.9	7,133.5	(8.3)
Accounts receivable from customers	6,978.8	6,626.1	5.3
Provision for doubtful accounts	(1,176.0)	(1,079.2)	9.0
Inventories	505.6	387.8	30.4
Recoverable taxes	2,192.0	2,052.4	6.8
Escrow deposits and frozen assets	204.2	126.6	61.3
Derivatives transactions	89.5	41.1	117.8
Dividends and interest on shareholders equity	1.2	1.2	0.0
Prepaid expenses	257.3	248.3	3.6
Credit from associated companies	35.0	38.0	(7.9)
Other assets	305.2	633.4	(51.8)

Non-Current Assets	53,604.4	54,041.9	(0.8)
Net accounts receivable from customers	257.1	93.4	175.3
Financial Investments	106.5	109.7	(2.9)
Recoverable taxes	368.4	739.0	(50.1)
Deffered taxes	210.3	1,027.9	(79.5)
Escrow deposits and frozen assets	4,148.3	3,909.2	6.1
Derivatives transactions	329.6	286.3	15.1
Credit from associated companies	62.7	20.1	211.9
Other assets	90.5	103.6	(12.6)
Investments	86.3	142.9	(39.6)
Property, plant and equipment, net	18,441.6	17,604.1	4.8
Intangible assets, net	29,503.1	30,005.7	(1.7)

LIABILITIES	69,541.1	70,251.1	(1.0)

Current liabilities	13,768.3	13,536.8	1.7
Payroll and related charges	431.4	416.3	3.6
Suppliers and accounts payable	6,914.0	5,889.1	17.4
Taxes	1,315.2	1,781.2	(26.2)
Loans and financing	1,236.8	1,270.1	(2.6)
Debentures	286.9	702.2	(59.1)
Dividends and interest on shareholders equity	1,187.5	467.8	153.8
Provisions	561.4	496.8	13.0
Derivatives transactions	44.5	29.6	50.3
Payables to associated companies	95.0	50.1	89.6
Deferred revenues	817.5	734.6	11.3
Authorization licenses	95.8	995.0	(90.4)
Other liabilities	782.3	704.0	11.1

Non-Current Liabilities	12,878.4	12,033.2	7.0
Payroll and related charges	18.7	13.2	41.7
Taxes	75.0	488.7	(84.7)
Deferred taxes	722.6	1,216.7	(40.6)
Loans and financing	3,215.2	3,774.5	(14.8)
Debentures	4,014.7	2,253.7	78.1
Provisions	4,062.4	3,453.6	17.6
Derivatives operations	24.8	26.5	(6.4)
Payables to associated companies	10.2	7.2	41.7
Deferred revenues	253.7	303.4	(16.4)
Obligations with post-employment benefit plans	370.3	392.3	(5.6)
Other liabilities	110.8	103.4	7.2

Shareholders' equity	42,894.4	44,681.1	(4.0)
Capital Stock	37,798.1	37,798.1	0.0
Premium on acquisition of non-controlling interest	(70.4)	(70.4)	0.0
Capital Reserve	2,686.9	2,686.9	0.0
Profit Reserve	1,287.5	1,100.0	17.0
Additional proposed dividends	1,175.5	3,148.8	(62.7)
Other comprehensive income	16.8	17.7	(5.1)

Conference Call

In English

Date: February 26th, 2014 (Wednesday)

Time: 11:00 am (Brasília) and 09:00 am (New York)

Phone: +1 (412) 317-6776

Access Code: Telefônica Brasil

Webcast: http://webcast.mzvaluemonitor.com/Cover.aspx?PlatformId=1933

A replay of the conference call can be accessed, one hour after the event, until March 06th, 2014, by dialing    +1 (412) 317-0088, Code: 10039397#

Telefônica Brasil – Investor Relations

Paulo Cesar Teixeira Alberto Horcajo Aguirre Luis Carlos Plaster Maria Tereza Pelicano David

Av. Eng. Luis Carlos Berrini, 1376 - 28º Andar – Cidade Monções – SP – 04571-000

Telephone: +55 11 3430-3687 E-mail: ir.br@telefonica.com Information available from the website: http://www.telefonica.com.br/ir

This document may contain forward-looking statements. Such statements do not constitute historical facts and merely reflect the expectations of the Company's management. Such terms as “anticipate”, “believe”, “estimate”, “expect”, “foresee”, “intend”, “plan”, “project”, “target” and similar, are intended to identify such statements, which evidently involve risks and uncertainties, both foreseen and unforeseen by the Company. Consequently, the Company’s future operating results may differ from present expectations and readers should not place undue reliance on the information contained herein. These forward-looking statements express opinions formed solely on the date on which they were issued and the Company is under no obligation to update them in line with new information or future developments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	February 26, 2014	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director